Filed pursuant to Rule 424(b)(3)
                                               Registration File No. 333-66358



                           ALAMOSA HOLDINGS, INC.

                     30,649,990 SHARES OF COMMON STOCK



                            Supplement No. 4 to
                                 Prospectus


         This prospectus supplement relates to the resale by selling stockholders of up to 30,649,990 shares of our common stock that the selling stockholders acquired from us in connection with our acquisitions of companies formerly owned by them. We will not receive any of the proceeds from the sale of any of these shares by the selling stockholders.

         You should read this prospectus supplement in conjunction with the prospectus dated September 28, 2001, filed by us with the Securities and Exchange Commission, prospectus supplement no. 1, filed by us with the Securities and Exchange Commission on October 18, 2001, prospectus supplement no. 2, filed by us with the Securities and Exchange Commission on October 30, 2001 and prospectus supplement no. 3, filed by us with the Securities and Exchange Commission on November 14, 2001. All terms used in this prospectus supplement have the meaning assigned to them in the prospectus. Our common stock is traded on The New York Stock Exchange under the symbol "APS." On February 27, 2001, the last reported sale price of one share of our common stock was $3.52.

         These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

         This supplement is part of the prospectus and must accompany the prospectus to satisfy prospectus delivery requirements under the Securities Act of 1933, as amended.

        The date of this prospectus supplement is February 28, 2002.



RECENT DEVELOPMENTS


On February 27, 2001 we issued the following press release:

                                Contacts:  Jon D. Drake, Director of
                                           Investor Relations
                                           Alamosa Holdings, Inc.
                                           806-722-1455
                                           jdrake@alamosapcs.com

                                           Ken Dennard / kdennard@easterly.com
                                           Lisa Elliott / lisae@easterly.com
                                           Easterly Investor Relations
                                           713-529-6600

                  ALAMOSA ANNOUNCES FOURTH QUARTER RESULTS

             Sequential Subscriber Base Grew 25 Percent; Sequential Subscriber Revenue Grew 18 Percent

February 27, 2002 - LUBBOCK, TEXAS - Alamosa Holdings, Inc. (NYSE: APS), the largest Sprint PCS (NYSE: PCS) Network Partner based on number of subscribers, today reported results for the fourth quarter ended December 31, 2001. As previously reported, subscribers grew to approximately 503,000 at the end of the fourth quarter, up approximately 99,000 subscribers or 25 percent over subscribers at the end of the third quarter of 2001. Subscribers at December 31, 2001 were approximately 297,000 greater than subscribers at December 31, 2000 on a pro-forma basis. This assumes the acquisitions of Roberts, WOW and Southwest occurred prior to December 31, 2000 and represents an increase of approximately 144 percent. Ending subscribers were 370,000 greater than actual reported at December 31, 2000. Subscriber revenues for the fourth quarter were $80 million, up 18 percent over the third quarter of 2001 and up 289 percent over the fourth quarter of 2000.
         "We are very pleased to report our fourth quarter results which reflect the continued growth of our business and operation within our business plan," stated David E. Sharbutt, Chief Executive Officer of Alamosa Holdings, Inc. "We have grown our subscriber base substantially from 2000, aligned our operations to achieve operational excellence and positioned ourselves for the launch of 3G in 2002. We believe the fundamentals in the wireless industry remain strong and that Alamosa has and will continue to distinguish itself from others in the wireless industry during 2002. During 2001, we improved our financial performance and completed several financings that resulted in the necessary funding to fully execute our business plan. We continue to believe that we will become EBITDA positive in the first half of 2002 and are on track to become free-cash flow positive in 2003. All of this will help us to achieve our ultimate goal of providing long-term value to our shareholders and our customers."


SIGNIFICANT FOURTH QUARTER ACCOMPLISHMENTS
During the quarter ended December 31, 2001, Alamosa accomplished the following:

      o Added over 100 new base stations increasing the total number of on-air sites to approximately 1,400.

      o     Increased covered POPs to approximately 11.2 million.

      o     Achieved cumulative minutes of use (MOU's) exceeding 2 billion.

      o Completed a public offering of 4.8 million secondary shares and approximately 720,000 primary shares.

      o     Moved to the New York Stock Exchange.

      o Became the first Sprint PCS Network Partner with over 500,000 subscribers.

OPERATING HIGHLIGHTS

         Total revenue for the fourth quarter of 2001 was approximately $120 million including subscriber revenue of $80 million, roaming revenue of $32 million and product sales of $8 million. Subscriber revenue represented an 18 and 289 percent increase over the third quarter of 2001 and the fourth quarter of 2000, respectively. Roaming revenue was flat with third quarter of 2001, due to the decrease in reciprocal roaming rates offset by increases in the volume of inbound traffic. Compared with the fourth quarter of 2000, roaming revenues increased 400 percent. Earnings before interest, taxes, depreciation and amortization, or EBITDA, excluding non-cash compensation were negative $21 million for the fourth quarter of 2001. For the fourth quarter of 2000, EBITDA excluding non-cash compensation and merger and acquisition costs were negative $24 million. Net loss for the fourth quarter totaled $48 million or $0.52 loss per share compared to a net loss of $34 million or $0.56 loss per share in the fourth quarter of 2000.

           Total revenue for 2001 was $357 million, including subscriber revenue of $231 million, roaming revenue of $99 million and product sales of $27 million. EBITDA excluding non-cash compensation for the full year was negative $58.5 million for 2001. Net loss for 2001 totaled $147 million or $1.69 loss per share.

         Average monthly revenue per user (ARPU) was $84 for the fourth quarter including roaming and $60 without roaming, as compared to $92 and $63 for the third quarter of 2001 and $84 and $64 for the fourth quarter of 2000, respectively. As previously reported, churn was approximately 3.3 percent for the fourth quarter as compared to 2.7 percent for the third quarter. For the full year churn was approximately 2.7 percent, which was within previous full year guidance of 2.5 percent to 3.0 percent.

         Average MOU's per month in the fourth quarter were approximately 540 per subscriber including roaming and approximately 440 minutes without roaming. Total system MOU's were approximately 746 million for the quarter, compared to 581 million for the previous quarter. Inbound roaming minutes were approximately 182 million while outbound roaming minutes totaled approximately 143 million. Licensed POPs were approximately 15.6 million and covered POPs totaled approximately 11.2 million.

         At the end of the quarter, Alamosa had cash, cash equivalents and short-term investments totaling approximately $201 million, including restricted cash of approximately $95 million. Committed but unused credit facilities at the end of the quarter were approximately $38 million. Capital expenditures for the fourth quarter were approximately $43 million.

OUTLOOK

         For the first quarter of 2002, Alamosa expects net subscriber additions to range between 45,000 to 50,000. For the full year of 2002, net subscriber additions are expected to range between 190,000 to 210,000, with year-end subscribers to range between 693,000 to 713,000.

         Alamosa expects to be EBITDA positive for the first half of 2002 and EBITDA positive for the full year to range between $15 million to $20 million. Capital expenditures for 2002 are expected to be approximately $85 million.

         Churn in the first quarter is expected to be up slightly compared to fourth quarter of 2001 and then gradually decline through the second half of 2002, with expected full year churn to range between 3.0 percent to
3.2 percent. ARPU without roaming for the first quarter and for the full-year is expected to range between $59 to $61. ARPU with roaming is expected to decline due to roaming revenue being spread over an increasing subscriber base and the reduction in reciprocal roaming rate.

         Alamosa has scheduled a conference call for Thursday, February 28, 2002 at 9:00 a.m. Eastern Time (8:00 a.m. Central Time). To participate in the call, dial 719-457-2625 at least ten minutes before the call begins and ask for the Alamosa conference call. Investors, analysts and the general public will also have the opportunity to listen to the conference call free over the Internet by visiting the company's Web site at www.alamosapcs.com. To listen to the live call online, please visit the Web site at least 15 minutes early to register, download and install any necessary audio software. For those who cannot listen to the live Webcast, an archive will be available shortly after the call.

         A telephonic replay of the conference call will be available through March 7, 2002, and may be accessed by calling 719-457-0820 and using the passcode 613355. An audio archive will be available shortly after the call on the company's website at www.alamosapcs.com. for approximately 90 days. For more information, please contact Karen Roan at Easterly Investor Relations at 713-529-6600 or email karen@easterly.com.

         Alamosa Holdings, Inc. is the largest Sprint PCS Network Partner based on number of subscribers. Alamosa has the exclusive right to provide digital wireless mobile communications network services under Sprint's PCS division throughout its designated territory located in Texas, New Mexico, Oklahoma, Arizona, Colorado, Utah, Wisconsin, Minnesota, Missouri, Washington, Oregon, Arkansas, Kansas, Illinois and California. Alamosa's territory includes licensed population of 15.6 million residents.

About Sprint

Sprint is a global communications company serving more than 23 million business and residential customers in more than 70 countries. With 80,000 plus employees worldwide and more than $26 billion in annual revenues, Sprint is widely recognized for developing, engineering and deploying state of the art network technologies, including the United States' first nationwide all-digital, fiber-optic network. Sprint's award-winning Tier 1 Internet backbone is being extended to key global markets to provide customers with a broad portfolio of scalable IP products. Sprint's high-capacity, high-speed network gives customers fast, dependable, non-stop access to the vast majority of the world's Internet content. Sprint also operates the largest 100-percent digital, nationwide PCS wireless network in the United States, already serving the majority of the nation's metropolitan areas including more than 4,000 cities and communities.

For more information, visit the Sprint PCS web site at http://www.sprintpcs.com.

Statements contained in this news release that are forward-looking statements, such as statements containing terms such as can, may, will, expect, plan, and similar terms, are subject to various risks and uncertainties. Such forward looking statements are made pursuant to the "safe-harbor" provisions of the private Securities Litigation Reform Act of 1995 and are made based on management's current expectations or beliefs as well as assumptions made by, and information currently available to, management. A variety of factors could cause actual results to differ materially from those anticipated in Alamosa's forward-looking statements, including the following factors: Alamosa's dependence on its affiliation with Sprint PCS; shifts in populations or network focus; changes or advances in technology; changes in Sprint's national service plans or fee structure with us; change in population; difficulties in network construction; increased competition in our markets; failure to consummate anticipated acquisitions and adverse changes in financial position, condition or results of operations. For a detailed discussion of these and other cautionary statements and factors that could cause actual results to differ from Alamosa's forward-looking statements, please refer to Alamosa's filings with the Securities and Exchange Commission, especially in the "risk factors" sections of Alamosa's Annual Report on Form 10-K for the year ended December 31, 2000 and in subsequent filings with the Securities and Exchange Commission.




                                              ALAMOSA HOLDINGS, INC.

                                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (dollars in thousands, except per share data)

                                                    For the three months ended           For the twelve months ended
                                                           December 31,                         December 31,
                                                 ---------------------------------    ----------------------------------
                                                     2001               2000              2001                2000
                                                 --------------    ---------------    --------------     ---------------
                                                  (unaudited)        (unaudited)       (unaudited)
Revenue:
    Subscriber revenue                           $      79,773     $      20,495      $     231,145      $      56,154
    Roaming revenue                                     32,009             6,370             99,213             17,346
                                                 --------------    ---------------    --------------     ---------------

        Total service revenue                          111,782            26,865            330,358             73,500
    Product sales                                        8,113             3,199             26,781               9,201
                                                 --------------    ---------------    --------------     ---------------

        Total revenue                                  119,895            30,064            357,139              82,701
                                                 --------------    ---------------    --------------     ---------------
Costs and expenses:
    Cost of service and operations                      83,224            21,597            237,843             55,701
    Cost of products sold                               18,761             8,888             53,911             20,524
    Selling and marketing                               36,122            19,645            110,052             45,407
    General and administrative expenses                  3,251             3,581             13,853              9,538
    Depreciation and amortization                       30,246             4,767             94,722             12,530
     Merger & acquisition costs                             --             1,759                 --              2,247
     Non-cash compensation                              (1,099)              246               (916)             5,651
                                                 --------------    ---------------    --------------     ---------------
        Total costs and expenses                       170,505            60,483            509,465            151,598
                                                 --------------    ---------------    --------------     ---------------

        Loss from operations                           (50,610)          (30,419)          (152,326)           (68,897)

Interest and other income                                  946             3,649             11,664             14,483
Interest expense                                       (23,441)           (7,461)           (81,730)           (25,775)
                                                 --------------    ---------------    --------------     ---------------

        Net loss before income tax benefit and
           extraordinary item                          (73,105)          (34,231)          (222,392)           (80,189)
Income tax benefit                                      25,161                --             78,472                 --
                                                 --------------    ---------------    --------------     ---------------

        Net loss before extraordinary item             (47,944)          (34,231)          (143,920)           (80,189)
Loss on debt extinguishment, net of tax                     --                --             (3,503)                --
                                                 --------------    ---------------    --------------     ---------------

        Net loss                                 $     (47,944)    $     (34,231)     $    (147,423)     $     (80,189)
                                                 ==============    ===============    ==============     ===============

        Net loss per common share, basic
            and diluted:
            Net loss before extraordinary item
                                                 $       (0.52)    $       (0.56)     $       (1.65)     $       (1.33)
            Loss on debt extinguishment, net
              of tax                                     --                --                 (0.04)             --
                                                 --------------    ---------------    --------------     ---------------

           Net loss                              $       (0.52)    $       (0.56)     $       (1.69)     $       (1.33)
                                                 ==============    ===============    ==============     ===============

        Weighted average common shares
           outstanding, basic and diluted           92,387,323        61,359,856         87,077,350         60,198,390
                                                 ==============    ===============    ==============     ===============

                                                              Supplemental operating information (unaudited)
                                                 -----------------------------------------------------------------------
                                                                               (Dollars)
Average revenue per user without roaming (ARPU
   without roaming)                              $          60     $          64      $          61      $          65

Average revenue per user with roaming (ARPU
   with roaming)                                 $          84     $          84      $          88      $          85

Cost per Gross Addition                          $         319     $         484      $         349      $         430




                                              ALAMOSA HOLDINGS, INC.

                                           CONSOLIDATED BALANCE SHEETS
                                   (dollars in thousands, except per share data)

                                                                 December 31,           December 31,
                                                                     2001                   2000
                                                              -------------------    --------------------
                                                                 (unaudited)
ASSETS
Current assets:
    Cash and cash equivalents                                 $           104,672    $           141,768
    Short-term investments                                                  1,300                  1,600
    Restricted cash                                                        51,687                     --
    Accounts receivable, net                                               45,992                 11,277
    Receivable from Sprint PCS                                              5,885                  1,370
    Interest receivable                                                     2,393                  1,046
    Inventory                                                               4,802                  2,753
    Prepaid expenses and other assets                                       4,749                  4,276
    Deferred customer acquisition costs                                     5,181                  1,103
    Deferred tax asset                                                      8,112                     --
                                                              -------------------    --------------------

        Total current assets                                              234,773                165,193

Property and equipment, net                                               455,695                228,983
Notes receivable                                                               --                 46,865
Debt issuance costs, net                                                   36,654                 13,108
Restricted cash                                                            43,006                     --
Goodwill and intangible assets, net                                       822,193                     --
Other non-current assets                                                    6,087                  4,501
                                                              -------------------    --------------------

        Total assets                                          $         1,598,408    $           458,650
                                                              ===================    ====================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                          $            44,012    $            13,628
     Accrued expenses                                                      29,291                 36,411
     Payable to Sprint PCS                                                 16,133                  8,668
     Interest payable                                                      22,123                    219
     Deferred revenue                                                      15,479                  2,712
    Current installments of capital leases                                    596                     36
                                                              -------------------    --------------------

        Total current liabilities                                         127,634                 61,674

Long term debt:
    Capital lease obligations                                               1,983                  1,039
    Other non-current liabilities                                           7,496                    735
    Senior secured debt                                                   187,162                 54,524
     12 7/8% senior discount notes                                        237,207                209,280
     12 1/2% senior notes                                                 250,000                     --
    13 5/8% senior notes                                                  150,000                     --
    Deferred tax liability                                                 98,940                     --
                                                              -------------------    --------------------

        Total long term debt                                              932,788                265,578
                                                              -------------------    --------------------

        Total liabilities                                               1,060,422                327,252
                                                              -------------------    --------------------

Commitments and contingencies

Stockholders' equity:
    Preferred stock, $.01 par value; 10,000,000 shares
      authorized; no shares issued                                           --                     --
    Common stock, $.01 par value; 290,000,000 shares
      authorized, 92,786,752 and 61,359,856 issued and
      outstanding, respectively                                               927                    613
    Additional paid-in capital                                            799,366                245,845
    Accumulated deficit                                                  (261,371)              (113,948)
    Accumulated other comprehensive income, net of tax                       (936)                    --
    Unearned compensation                                                      --                 (1,112)
                                                              -------------------    --------------------

        Total stockholders' equity                                        537,986                131,398
                                                              -------------------    --------------------

        Total liabilities and stockholders' equity            $         1,598,408    $           458,650
                                                              ===================    ====================